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                                 March 25, 2005                          TORONTO
                                                                WASHINGTON, D.C.




Mr. Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C., 20549-0305
U.S.A.



Dear Mr. Spirgel:

      We have been asked by our client, Pioneer Corporation ("Pioneer"), to confirm that they are in receipt of your recent letter commenting on Pioneer's Form 20-F for the fiscal year ended March 31, 2004. While Pioneer is working diligently to prepare its responses to your comment letter, some of the responses by their nature require Pioneer to confirm information across its global operations and, as a result, require a significant amount of time and effort. Pioneer vows to prepare its response as soon as possible, and will endeavor to respond by April 18 at the latest. Thank you very much for your understanding.

                                            Best regards,

                                            /s/Masahisa Ikeda

                                            Masahisa Ikeda
                                            Shearman & Sterling LLP, Tokyo Japan


cc: Gopal Dharia (Securities and Exchange Commission)
    Ivette Leon (Securities and Exchange Commission)
    Akira Niijima (Pioneer Corporation)
    Toshio Andoh (Pioneer Corporation)
    Mako Sasaki (Shearman & Sterling)


      Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the State of Delaware, which laws limit the personal liability of partners.